Global Blue Releases the Monthly Tax Free Shopping Business Update for May 2024 Signy, Switzerland, June 7, 2024 • Fresh data from Global Blue reveals that the global dynamic recovery for Tax Free Shopping accelerated across Continental Europe and Asia Pacific. • Globally, issued Sales in Store like-for-like recovery reached 172%1 in May 2024 compared to the same period in 2019, vs. 153%1 in April 2024 and 140%1 in Q1 2024. An accelerating worldwide recovery, compared to 2019 levels Globally, May 2024 recovery is ahead of April 2024 recovery, reaching 172%1 in May vs. 153%1 in April and 140%1 in Q1, driven by a solid momentum across nationalities. In terms of origin markets, Mainland Chinese shopper recovery continues to accelerate, reaching 132%1 in May versus 112%1 in April and 101%1 in Q1, yet with different dynamics across regions. Japan is currently the country benefiting the most from this acceleration, reaching a record recovery rate of 258%1 in May. This strong performance is attributed to a low Japanese Yen, making Japan today’s most attractive shopping destination around the world for Chinese shoppers, who are highly sensitive to FX rates (pricing elasticity estimated at 3.0x). As a result, 64% of worldwide Mainland Chinese shoppers’ Sales in Store in May is now allocated to Japan, compared to 33% in 2019. Regarding other nationalities, the recovery is also accelerating, with rates of 210% in May, versus 187% in April and 177% in Q1. In Continental Europe, May 2024 recovery is ahead of April 2024 recovery, reaching 145%1 in May vs. 137%1 in April, driven by a strong recovery in France (170%1), Spain (169%1) and Italy (164%1). This higher performance is due to a favorable basis of comparison in May, linked to the shift in the Ramadan calendar2. Excluding this effect, the Continental Europe recovery rate in May would have reached 138%. Regarding origin markets, US shopper recovery remains strong, reaching 307%1 in May vs. 336%1 in April. 1 Recovery rate is equal to 2024 Issued Sales in Store divided by 2019 Issued Sales in Store, like- for-like (i.e.: at constant merchant scope and exchange rates).

GCC shopper recovery2 stood at 633%1 vs. 198%1 in April, driven by the shift in the Ramadan calendar effect. The recovery from Mainland Chinese shoppers softened slightly in May, at 59%1 compared to 68%1 in April. In Asia Pacific, the recovery rate reached a record level at 250%1 in May vs. 194%1 in April, fueled by strong performances in Japan (360%1) and South Korea (164%1). In terms of origin markets, travelers from Hong Kong and Taiwan continue to lead the recovery, reaching 705%1 in May vs. 517%1 in April. Following behind are North East Asia travelers, with a recovery rate of 378%1 in May vs. 323%1 in April. Regarding Mainland Chinese shoppers, the recovery continues to accelerate, reaching 221%1 in May, versus 156%1 in April. A strong year-on-year performance for international shopping When analyzing the year-on-year variation in Tax Free Shopping growth, the worldwide issued Sales in Store like-for-like year-on-year performance reached +47%3 in May 2024 vs. +46%3 in April and +40%3 in Q1. The momentum remains solid across nationalities, with Mainland Chinese shoppers, in particular, growing by +164%3 in May 2024, vs. +148%3 in April and +214%3 in Q1 2024. The issued Sales in Store in Continental Europe grew by +19%3 in May 2024 vs. last year, influenced by a positive dynamic across nationalities. Regarding origin markets, a positive momentum for issued Sales in Stores growth is visible across all nationalities, with Mainland Chinese shoppers leading the way with a +39%3 growth rate in May 2024. US shopper growth reached +21%3 and GCC shopper growth reached +20%3. In Asia Pacific, the issued Sales in Stores growth rate continues to remain high, reaching +134%3 in May 2024 vs. last year. All nationalities contributed positively, with Mainland Chinese leading the way at +272%3 in May 2024 vs. 2023, North East shoppers at +163%3 and Hong Kong and Taiwan at +92%3. 2 Ramadan took place from March 10 to April 9 in 2024; while it took place from May 5 to June 3 in 2019. 3 Growth rate variation year-on-year (2024 vs. the same period in 2023)

APPENDIX

Worldwide recovery rate (versus 2019) rate

Issued SIS L/L recovery[1] (in % of 2019)	% Issued SIS 2019	May 2024	April 2024	March 2024	February 2024	CY Q1 2024	CY Q4 2023
France	22%	170%	158%	160%	174%	165%	140%
Italy	24%	164%	145%	135%	131%	123%	123%
Spain	14%	169%	166%	152%	134%	151%	133%
Germany	13%	73%	73%	69%	71%	65%	74%
Other countries	27%	127%	129%	121%	127%	126%	111%
Total Continental Europe	**100%**	**145%**	**137%**	**130%**	**132%**	**128%**	**118%**
Japan	54%	360%	262%	235%	229%	232%	225%
Singapore	42%	103%	81%	111%	84%	92%	75%
South Korea	4%	164%	140%	127%	118%	125%	111%
Total Asia Pacific	**100%**	**250%**	**192%**	**181%**	**159%**	**166%**	**150%**
Total worldwide	**100%**	**172%**	**153%**	**145%**	**141%**	**140%**	**127%**

Worldwide Year-on-Year Growth Rate (2024 vs. 2023)

Issued SIS L/L Year-on-Year Growth[3]	% Issued SIS 2023	May 2024	April 2024	March 2024	February 2024	January 2024	CY Q1 2024
France	26%	+14%	+13%	+3%	+21%	+11%	+11%
Italy	25%	+29%	+30%	+20%	+44%	+26%	+29%
Spain	15%	+33%	+38%	+18%	+52%	+31%	+32%
Germany	8%	-7%	+15%	-10%	+9%	+20%	+6%
Other countries	26%	+21%	+24%	+9%	+30%	+8%	+16%
Total Continental Europe	**100%**	**+19%**	**+25%**	**+9%**	**+32%**	**+17%**	**+19%**
Japan	65%	+222%	+167%	+146%	+170%	+100%	+137%
Singapore	27%	+2%	-4%	+24%	+36%	+15%	25%
South Korea	8%	+58%	+63%	+96%	+138%	+108%	110%
Total Asia Pacific	**100%**	+134%	+103%	+102%	**+120%**	**+71%**	**97%**
Total worldwide	**100%**	+47%	+46%	+33%	**57%**	**+34%**	**40%**

GLOSSARY - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - South East Asia includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore - North East Asia includes: Japan, South Korea MEDIA CONTACTS Virginie Alem – SVP Marketing & Communications Mail: valem@globalblue.com INVESTOR RELATIONS CONTACTS Frances Gibbons – Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, May 2024, Source: Global Blue